April 13, 2026

David J. Gladstone
Chairman, Chief Executive Officer and President
Gladstone Land Corporation
1521 Westbranch Drive, Suite 100
McLean, Virginia 22102

       Re: Gladstone Land Corporation
           Registration Statement on Form S-3
           Filed April 07, 2026
           File No. 333-294917
Dear David J. Gladstone:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Abby E. Brown, Esq.